Tencent Music Entertainment Group Announces Fourth Quarter and Full Year 2019 Unaudited Financial Results

SHENZHEN, China, Mar. 16, 2020 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Financial and Operational Highlights

In the three months ended December 31, 2019:

•	Online music paying users grew 47.8% year-over-year to 39.9 million. Paying users grew by 4.5 million in the fourth quarter of 2019, compared with growth of 4.4 million in the third quarter of 2019, 2.6 million in the second quarter of 2019, and 1.4 million in the first quarter of 2019.

•	Online Music ARPPU increased by 8.1% year over year.

•	Total revenues were RMB7.29 billion (US$1.05 billion), an increase of 35.1% year-over-year, within which music subscription revenues grew by 60.1% year-over-year to RMB1.11 billion (US$160 million).

•	Net profit attributable to equity holders of the Company was RMB1.04 billion (US$150 million), increased from net loss of RMB876 million in the same period of 2018.

•	Non-IFRS net profit attributable to equity holders of the Company[1] increased by 46.5% year-over-year to RMB1.34 billion (US$193 million).

In the full year ended December 31, 2019:

•	Total revenues increased by 34.0% year-over-year to RMB25.43 billion (US$3.65 billion).

•	Operating profit increased by 126.7% year-over-year to RMB4.62 billion (US$664 million).

•	Net profit attributable to equity holders of the Company increased by 117.2% year-over-year to RMB3.98 billion (US$572 million).

•	Non-IFRS net profit attributable to equity holders of the Company[1] increased by 17.6% year-over-year to RMB 4.91 billion (US$705 million).

“2019 marked a year of healthy growth across our businesses. We made significant contribution to upholding music copyright protection, supporting original content creation and designing innovative monetization models to unlock the intrinsic value of music. We are proud to say that our all-rounded services to support original music content have made our indie musician program a powerful platform for talents to demonstrate skillsets and stage their singing careers. Our strategic transition to pay-for-streaming service has started to pay off, contributing to paying ratio expansion for online music services to 6.2% in the fourth quarter of 2019, up significantly from 4.2% for the same quarter of 2018. As a further testament to the quality of our online music paying user growth, we recorded a 4.5% quarter-over-quarter ARPPU expansion, in addition to continuously improved user retention. Our unique capability in operating a fan-based economy

1Non-IFRS net profit attributable to equity holders of the Company excludes amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, a share-based accounting charge in respect of the issuance of ordinary shares to music label partners in Q4,2018, net loss from investments, fair value change on puttable shares and income tax effects.

also showed strong momentum in 2019, achieving high double-digit year-over-year growth in the number of users buying digital albums,” said Mr. Cussion Pang, Chief Executive Officer of Tencent Music. “In addition to forming partnership with international and domestic music labels, we also attracted more content creators to our increasingly vibrant ecosystem. Our powerful music content underlies the accelerating growth in online music subscribers on our platform. For 2020, we will continue to innovate to bring an even more engaging music experience to the users on our platform, and expand via partnerships with China Literature and others into the broader audio entertainment space.”

Mr. Tony Yip, Chief Strategy Officer of Tencent Music, said, “We concluded 2019 with many accomplishments, one of which was our significantly improved promotional capabilities, which not only leverage TME’s own platform but also through cooperation with external channels. In addition, our social entertainment ecosystem has become increasingly dynamic. Our annual flagship social entertainment galas, providing hosts, KOLs and music lovers with interactive experiences, attracted record high participation of performers and users, and contributed to solid paying user growth and average spend expansion in the fourth quarter of 2019. Our upgraded applications of QQ Music and Kugou Music, coupled with enhanced data analytics capability, have continuously improved user engagement, contributing to a sequential double digit increase in daily streams driven by recommendation in the fourth quarter of 2019. For 2020, we look forward to launching live streaming service on our QQ Music application, and tapping into China’s massive but under-penetrated long-form audio market starting from our strategic cooperation with China Literature, a leading online literature platform in China. These new initiatives, supported by our industry leadership and operational track record, will enable us to build a stronger foundation and take our company to the next level of growth.”

“We achieved strong financial results with revenue growth of 34.0% year-over-year and non-IFRS net profit of RMB4.9 billion for full year 2019 and revenue growth of 35.1% year-over-year for the fourth quarter of 2019," commented Ms. Shirley Hu, Chief Financial Officer of Tencent Music. “In particular, revenues from our online music services grew 40.7% year-over-year, fueled by music subscription revenues increase of 60.1% year-over-year as a result of record growth of paying users and improvement in ARPPU. We are also very pleased to see continuous improvement in overall gross margin in recent quarters, driven by online music services. Our non-IFRS net profit attributable to equity holders of the Company for the quarter was RMB1.3 billion and increased by 46.5% year-over-year, reflecting our continued focus on operating efficiency. Looking forward, we will remain focused on content investments to further enhance user engagement and monetization and continue to expand our product and service offerings such as live streaming in QQ music and long-form audio product.”

Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

	4Q19	4Q18	YoY %
Mobile MAU - online music (million)	644	644	0.0%
Mobile MAU - social entertainment (million)	222	228	(2.6%)
Paying users - online music (million)	39.9	27.0	47.8%
Paying users - social entertainment (million)	12.4	10.2	21.6%
Monthly ARPPU - online music (RMB)	9.3	8.6	8.1%
Monthly ARPPU - social entertainment (RMB)	138.5	126.7	9.3%

•	In the fourth quarter of 2019, the Company further solidified its content leadership by developing strategic partnerships with more domestic and international music labels. Apart from offering the most comprehensive music library in China, the Company expanded its content offering further to include more short videos, long-form audio, music-centric variety shows as well as original soundtracks (“OST”) for films, games, drama series and literature. Currently, the Company’s library covers over 90% of OST music for films and drama series and all OST copyright of the most popular variety shows launched in 2019.

•	The Company also upgraded its Tencent Musician Program, which continued to enjoy rising popularity as a preferred destination for emerging indie artists and original content creation. In 2019, both the number of participating musicians and the number of original works produced by this program more than doubled year-over-year. By January 2020, streaming of the original content on its platform as a proportion of total streams nearly doubled from a year ago. This program not only produced popular top hits such as "Girl by the Bridge" in 2019, which achieved over 1.1 billion streams by February 2020, but also successfully promoted emerging artists like Yongbin Ryan.B and Uu to super rising stars.

•	In the first quarter of 2020, the Company signed a five-year strategic partnership with China Literature Limited (“China Literature”). Through this cooperation:

o	TME will have access to China Literature’s broad online library and license to produce certain audiobooks. These audiobooks will be made available on both TME and China Literature’s platforms, thus reaching a much broader audience.

o	The Company will be well positioned to significantly and quickly expand its offering of long-form audio content to serve this fast-growing and under-penetrated market.

o	The Company expects to realize synergies between long-form audio and music, which will reinforce user engagement and loyalty, as well as further strengthen the Company’s content leadership.

•	In December 2019, TME announced that it will join a consortium (the "Consortium") led by Tencent Holdings Limited to acquire a 10% equity stake in Universal Music Group ("UMG") through up to a 10% equity interest in the Consortium. The Consortium will have the option to purchase an additional 10% equity stake in UMG. Prior to the closing of the Transaction, TME and UMG also intend to enter into a second agreement that grants TME an option to acquire a minority equity stake in UMG's Greater China business.

•	The Company further developed its dynamic social entertainment ecosystem in order to reach a broader audience through both online and offline channels:

o	In December 2019, TME successfully held its first Tencent Music Entertainment Award in Macau which was also live streamed, with a strong lineup of top domestic and international singers. This event became a national hit, attracting nearly 7 billion of cumulative page views online.

o	The Company organized over 500 New Song Releasing Events offline in 2019 which were also live streamed for online users. These events attracted the participation of hundreds of artists, exceeding 1 billion cumulative video views by the end of 2019.

o	The Company produced over 200 episodes of the variety show MR RADIO, which generated 660 million video views in 2019. MR RADIO released and promoted more than 400 new songs from over 200 artists in 2019 and has become an influential platform for new song releases and promotion.

•	During 2019, the Company continued to make concerted efforts in (i) product enhancement for online music services, primarily focusing on vigorously promoting videolisation and long-form audio, while emphasizing its core music experience; and (ii) continuous enhancement of social attributes and user stickiness for social entertainment services. These efforts include:

o	Upgraded the Kugou Music app through better UI and algorithms, to highlight optimized personalized playlists, and short videos and long-form audio tabs. Within two weeks after the upgrade, user activeness for both the personalized playlist and short videos increased by double digits.

o	Upgraded the QQ Music app with a more distinct tab for personalized recommendation which helped to achieve 30% higher streams of the personalized recommendation tab in the fourth quarter versus the third quarter of 2019. New features such as personal song lists, significantly increased the weekly retention rate on the personalized recommendation tab to as high as 90% by the end of 2019.

o	Optimized online singing room feature on its social entertainment platform by emphasizing user groups with similar interests, which resulted in sequential improvement on user activeness, particularly with student groups.

o	Promoted interactive social features such as private messaging on its social entertainment platform, bolstering the number of user connections and improving user interactions.

•	The Company continued to make advancement with technology innovation. QQ Music’s song recognition technology "audio fingerprint extraction", and audio processing capability "MIDI extraction", won two world championships in the industrial-renowned MIREX (“Music Information Retrieval Evaluation eXchange”) Competition in November 2019, breaking three world records. This technology with upgraded application embedded in short videos has contributed to improving user activeness. The number of daily active users of song recognition increased by double digits in the fourth quarter compared with the third quarter of 2019.

[*] For the definitions of the above operating metrics, please refer to the introduction section in the Company's 2018 20-F filed on April 19, 2019.

Fourth Quarter 2019 Financial Results

Revenues

Total revenues for the fourth quarter of 2019 increased by RMB1.90 billion, or 35.1%, to RMB7.29 billion (US$1.05 billion) from RMB5.40 billion in the same period of 2018.

•	Revenues from online music services for the fourth quarter of 2019 increased by 40.7% to RMB2.14 billion (US$307 million) from RMB1.52 billion in the same period of 2018. The increase was driven by strong growth in revenues from music subscriptions, supplemented by growth in revenues from advertising services and sales of digital music albums, offset by a decrease in sublicensing revenues from other music platforms. Revenues from music subscriptions were RMB1.11 billion (US$160 million), a 60.1% increase from RMB695 million in the fourth quarter of 2018, primarily due to the increase in the number of paying users and continuous improvement in monthly ARPPU.

•	Revenues from social entertainment services and others for the fourth quarter of 2019 increased by 32.9% to RMB5.15 billion (US$740 million) from RMB3.88 billion in the same period of 2018, primarily driven by revenue growth in both music-centric live streaming services and online karaoke. The Company expanded the paying user base of its social entertainment services by 21.6% and increased ARPPU by 9.3% in the fourth quarter of 2019, compared with the same period of 2018.

Cost of Revenues

Cost of revenues for the fourth quarter of 2019 increased by 34.9% to RMB4.81 billion (US$690 million) from RMB3.56 billion in the same period of 2018, primarily due to the higher revenue sharing fees and increase in content expenses. The increase in revenue sharing fees was due to growth of social entertainment services. The increase in content expenses was mainly attributable to an increase in market prices and the increased number and amount of licensed and original music content.

Gross Profit

Gross profit for the fourth quarter of 2019 increased by 35.5% to RMB2.49 billion (US$357 million) from RMB1.84 billion in the same period of 2018. Gross margin was 34.1% for the fourth quarter of 2019 and increased slightly from 34.0% in the same period of 2018.

Operating Expenses for the Period

Total operating expenses for the fourth quarter of 2019 increased by RMB66 million, or 4.9%, to RMB1.42 billion (US$204 million) from RMB1.35 billion in the same period of 2018. Operating expenses as a percentage of total revenues decreased to 19.4% in the fourth quarter of 2019 from 25.1% in the same period of 2018 as a result of IPO related expenses incurred in the fourth quarter of 2018 that did not recur in 2019 and the Company’s continued efforts on improving operating efficiency.

•	Selling and marketing expenses for the fourth quarter of 2019 were RMB671 million (US$96 million), representing an increase of 23.8% year-over-year from RMB542 million in the same period of 2018. The increase was primarily due to increased spending to promote the Company's brands, products, and content offering.

•	General and administrative expenses for the fourth quarter of 2019 were RMB747 million (US$107 million), representing a decrease of 7.8% year-over-year from RMB810 million in the same period of 2018. The decrease was mainly due to IPO related expenses in the fourth quarter of 2018, which was partially offset by the Company’s increased investment in research and development to expand its competitive advantages in product and technology innovations.

Operating Profit for the Period

As a result of the foregoing and the improvement of operating leverage, operating profit increased to RMB1.20 billion (US$173 million) in the fourth quarter of 2019 from operating loss of RMB970 million in the same period of 2018. In the fourth quarter of 2018, the Company recorded a one-off share-based accounting charge of RMB1.52 billion in respect of the issuance of ordinary shares to music label partners.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the fourth quarter of 2019 was RMB1.04 billion (US$150 million), compared with net loss of RMB876 million in the same period of 2018. Non-IFRS net profit attributable to equity holders of the Company was RMB1.34 billion (US$193 million) for the fourth quarter of 2019, compared with RMB916 million in the same period of 2018. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.63 (US$0.09) and RMB0.62 (US$0.09), respectively, for the fourth quarter of 2019. Excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, a share-based accounting charge in respect of the issuance of ordinary shares to music label partners in the fourth quarter of 2018, net loss from investments, fair value change on puttable shares and income tax effects, non-IFRS basic and diluted earnings per ADS were RMB0.81 (US$0.12) and RMB0.80 (US$0.12), respectively, for the fourth quarter of 2019. During the fourth quarter of 2019, the Company had weighted averages of 1.65 billion basic and 1.67 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash Flow

Net cash provided by operating activities for the fourth quarter of 2019 was RMB2.03 billion (US$292 million), compared with RMB1.93 billion of cash provided by operating activities during the same period of 2018. Net cash used in investing activities for the fourth quarter of 2019 was RMB6.57 billion (US$944 million), primarily due to investments in term deposits and short-term investments during the quarter, compared with net cash used in investing activities of RMB950 million during the same period of 2018.

Cash, Cash Equivalents and Term Deposits

As of December 31, 2019, the combined balance of the Company's cash, cash equivalents and term deposits amounted to RMB22.93billion (US$3.29 billion), compared with RMB21.14 billion as of September 30, 2019. The increase in cash, cash equivalents and term deposits was primarily due to cash flow generated from operations of RMB2.03 billion (US$292 million). The Company's cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.9618 to 1 on December 31, 2019, and 7.1477 to 1 on September 30, 2019.

Full Year 2019 Financial Results

Revenues

Total revenues for the full year of 2019 increased by RMB6.45 billion, or 34.0%, to RMB25.43 billion (US$3.65 billion) from RMB18.99 billion in the same period of 2018.

•	Revenues from online music services for the full year of 2019 increased by 29.2% year over year to RMB7.15 billion (US$1.03 billion) from RMB5.54 billion in the same period of 2018. This growth was primarily driven by increased revenues from user subscriptions and sales of digital music singles and albums to users. Revenue from music subscriptions was RMB3.56 billion (US$512 million), up from RMB2.50 billion in 2018.

•	Revenues from social entertainment services and others for the full year of 2019 increased by 35.9% year over year to RMB18.28 billion (US$2.63 billion) from RMB13.45 billion in 2018, primarily driven by the revenue growth in both the Company's live streaming services and online karaoke service. The Company's paying user base and user spending continued to grow in 2019 as compared with 2018.

Cost of Revenues

Cost of revenues for the full year of 2019 increased by 43.2% to RMB16.76 billion (US$2.41 billion) from RMB11.71 billion in the same period of 2018, primarily due to the increase in content expenses and revenue sharing fees. The increase in content costs was mainly attributable to increased market price and increased amount of licensed and original music content. The increase in revenue sharing fees reflected the increase in our online karaoke and live streaming services.

Gross Profit

Gross profit for the full year of 2019 increased by 19.2% year over year to RMB8.67 billion (US$1.25 billion) from RMB7.28 billion in the same period of 2018. Gross margin for the full year of 2019 was 34.1%.

Operating Expenses and Operating Profit

Total operating expenses for the full year of 2019 increased by 19.4% year over year to RMB4.74 billion (US$681 million) from RMB3.97 billion in the same period of 2018. Operating expenses as a percentage of total revenues decreased to 18.7% for the full year of 2019 from 20.9% in the same period of 2018. The decrease was primarily due to our efforts on improvements of operating efficiency throughout 2019.

•	Selling and marketing expenses for the full year of 2019 increased by 19.1% year over year to RMB2.04 billion (US$293 million) from RMB1.71 billion in the same period of 2018. The increase was primarily due to increased spending to promote the Company's brands, products, and content offering.

•	General and administrative expenses for the full year of 2019 increased by 19.7% year over year to RMB2.70 billion (US$388 million) from RMB2.26 billion in the same period of 2018. The increase was mainly attributable to higher employee benefit expenses in connection with the increase in the Company's personnel and employee incentives as the Company continued to expand research and development teams to support the its advantage in products and technology innovation.

Operating Profit for the Year

The Company recorded a one-off share-based accounting charge of RMB1.52 billion in respect of the issuance of ordinary shares to music label partners in the fourth quarter of 2018. As a result of the foregoing, operating profit increased by 126.7% to RMB4.62 billion (US$664 million) for the full year of 2019 from RMB2.04 billion in 2018. Operating margin increased to 18.2% for the full year of 2019 from 10.7% in 2018.

Net Profit and Non-IFRS Net Profit for the Year

Net profit attributable to equity holders of the Company for the full year of 2019 increased to RMB3.98 billion (US$572 million) from RMB1.83 billion in 2018. Non-IFRS net profit attributable to equity holders of the Company for the full year of 2019 increased to RMB4.91 billion (US$705 million) from RMB4.18 billion in the same period of 2018. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per ADS were RMB2.43 (US$0.35) and RMB2.38 (US$0.34), respectively, for the full year of 2019. Excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, a share-based accounting charge in respect of issuance of ordinary shares to music label partners in the fourth quarter of 2018, net loss from investments, and fair value change on puttable shares and income tax effects, non-IFRS basic and diluted earnings per ADS were RMB3.00 (US$0.43) and RMB2.93 (US$0.42), respectively for the full year of 2019. During the full year of 2019, the Company had weighted averages of 1.64 billion basic and 1.67 billion diluted ADSs outstanding, respectively.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, March 16, 2020, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, March 17, 2020, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	8125692

The replay will be accessible through March 23, 2020, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10139379

A live and archived webcast of the conference call will also be available at the Company's investor relations website athttps://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the year/period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the year/period. Tencent Music believes that non-IFRS net profit for the year/period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the year/period should not be considered in isolation or construed as an alternative to operating profit, net profit for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the year/period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the year/period represents profit for the year excluding amortization of intangible and other assets arising from the business combinations, share-based compensation expenses, a share-based accounting charge in respect of the issuance of ordinary shares to music label partners in Q4 2018, net loss from investments, fair value change on puttable shares, and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the year/period to its net profit for the year/period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 871720

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	1,520	2,139	307	5,536	7,152	1,027
Social entertainment services and others	3,877	5,154	740	13,449	18,282	2,626
	5,397	7,293	1,048	18,985	25,434	3,653
Cost of revenues	(3,561)	(4,805)	(690)	(11,708)	(16,761)	(2,408)
Gross profit	1,836	2,488	357	7,277	8,673	1,246

Selling and marketing expenses	(542)	(671)	(96)	(1,714)	(2,041)	(293)
General and administrative expenses	(810)	(747)	(107)	(2,258)	(2,703)	(388)
Total operating expenses	(1,352)	(1,418)	(204)	(3,972)	(4,744)	(681)
Interest income	100	173	25	282	615	88
Other (losses)/gains, net	(35)	(41)	(6)	(29)	78	11
Share-based payments in respect of issuance of ordinary shares to music label partners	(1,519)	-	-	(1,519)	-	-
Operating (loss)/profit	(970)	1,202	173	2,039	4,622	664

Share of net profit/(loss) of investments accounted for using equity method	10	(8)	(1)	(1)	(18)	(3)
Finance cost	(9)	(7)	(1)	(35)	(64)	(9)
(Loss)/profit before income tax	(969)	1,187	171	2,003	4,540	652

Income tax expense	94	(147)	(21)	(171)	(563)	(81)
(Loss)/profit for the period/year	(875)	1,040	149	1,832	3,977	571

Attributable to:
Equity holders of the Company	(876)	1,042	150	1,833	3,982	572
Non-controlling interests	1	(2)	(0)	(1)	(5)	(1)

(Loss)/earnings per share for Class A and Class B ordinary shares
Basic	(0.28)	0.32	0.05	0.60	1.22	0.17
Diluted	(0.28)	0.31	0.04	0.58	1.19	0.17

(Loss)/earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	(0.56)	0.63	0.09	1.19	2.43	0.35
Diluted	(0.56)	0.62	0.09	1.16	2.38	0.34

Shares used in (loss)/earnings per Class A and Class B ordinary share computation:
Basic	3,126,915,062	3,298,087,474	3,298,087,474	3,076,314,670	3,272,754,403	3,272,754,403
Diluted	3,126,915,062	3,349,111,362	3,349,111,362	3,159,220,888	3,347,572,338	3,347,572,338

ADS used in (loss)/earnings per ADS computation
Basic	1,563,457,531	1,649,043,737	1,649,043,737	1,538,157,335	1,636,377,201	1,636,377,201
Diluted	1,563,457,531	1,674,555,681	1,674,555,681	1,579,610,444	1,673,786,169	1,673,786,169

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
(Loss)/profit for the period/year	(875)	1,040	149	1,832	3,977	571
Adjustments:
Amortization of intangible and other assets arising from business combinations*	87	91	13	306	362	52
Share-based compensation	142	137	20	487	519	75
Share-based payments in respect of issuance of ordinary shares to music label partners**	1,519	-	-	1,519		-
Losses from investments	52	80	11	52	79	11
Fair value change on puttable shares ***	9	10	1	35	37	5
Income tax effects****	(17)	(18)	(3)	(57)	(71)	(10)
Non-IFRS Net Profit	917	1,340	192	4,174	4,903	704

Attributable to:
Equity holders of the Company	916	1,342	193	4,175	4,908	705
Non-controlling interests	1	(2)	(0)	(1)	(5)	(1)

Earnings per share for Class A and Class B ordinary shares
Basic	0.29	0.41	0.06	1.36	1.50	0.22
Diluted	0.28	0.40	0.06	1.32	1.47	0.21

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.59	0.81	0.12	2.71	3.00	0.43
Diluted	0.57	0.80	0.12	2.64	2.93	0.42

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,126,915,062	3,298,087,474	3,298,087,474	3,076,314,670	3,272,754,403	3,272,754,403
Diluted	3,220,376,823	3,349,111,362	3,349,111,362	3,159,220,888	3,347,572,338	3,347,572,338

ADS used in earnings per ADS computation
Basic	1,563,457,531	1,649,043,737	1,649,043,737	1,538,157,335	1,636,377,201	1,636,377,201
Diluted	1,610,188,411	1,674,555,681	1,674,555,681	1,579,610,444	1,673,786,169	1,673,786,169

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent’s acquisition of CMC in 2016, our acquisition of Ultimate Music in 2017, and our acquisition of certain subsidiaries in 2018 and 2019.

**Represents the excess of the then fair value of the ordinary shares we issued to Warner Music Group and Sony Music Entertainment over the aggregate consideration the Company received in October 2018.

*** Represents the fair value changes on the put liability of certain shares issued in 2018.

**** Represents the income tax effects of amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from business combinations

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2018	As at December 31, 2019
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	168	179	26
Right-of-use assets	-	148	21
Intangible assets	1,763	1,622	233
Goodwill	17,088	17,140	2,462
Investments accounted for using equity method	236	489	70
Financial assets at fair value through other comprehensive income	3,331	4,461	641
Other investments	217	217	31
Prepayments, deposits and other assets	901	816	117
Deferred tax assets	123	192	28
Term deposits	-	500	72
	23,827	25,764	3,701

Current assets
Inventories	35	26	4
Accounts receivable	1,483	2,198	316
Prepayments, deposits and other assets	1,823	2,220	319
Other investments	39	38	5
Short-term investments	42	6	1
Term deposits	-	7,000	1,005
Cash and cash equivalents	17,356	15,426	2,216
	20,778	26,914	3,866

Total assets	44,605	52,678	7,567

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	33,776	34,425	4,945
Shares held for share award schemes	-	(31)	(4)
Other reserves	903	2,187	314
Retained earnings	3,040	7,007	1,006
	37,721	43,590	6,261
Non-controlling interests	51	88	13

Total equity	37,772	43,678	6,274

LIABILITIES
Non-current liabilities
Other payables and other liabilities	214	68	10
Deferred tax liabilities	354	297	43
Lease liabilities	-	78	11
Deferred revenue	27	67	10
	595	510	73

Current liabilities
Accounts payable	1,830	2,559	368
Other payables and other liabilities	2,742	3,782	543
Current tax liabilities	235	386	55
Lease liabilities	-	69	10
Deferred revenue	1,431	1,694	243
	6,238	8,490	1,220

Total liabilities	6,833	9,000	1,293

Total equity and liabilities	44,605	52,678	7,567

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,932	2,033	292	5,632	6,200	891
Net cash used in investing activities	(950)	(6,572)	(944)	(1,190)	(8,102)	(1,164)
Net cash provided by/(used in) financing activities	4,886	(73)	(10)	7,741	(31)	(4)
Net increase/(decrease) in cash and cash equivalents	5,868	(4,612)	(662)	12,183	(1,933)	(278)
Cash and cash equivalents at beginning of the period/year	11,529	20,036	2,878	5,174	17,356	2,493
Exchange differences on cash and cash equivalents	(41)	2	-	(1)	3	-
Cash and cash equivalents at end of the period/year	17,356	15,426	2,216	17,356	15,426	2,216